Schneider Electric

November 2nd, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 NOV -7 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012327

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Philips Lighting and TAC announce European commercial cooperation (Annex 1)
  - Schneider Electric adds SCADA and MES capabilities to its Industrial Automation offer with an agreement to acquire Citect (Annex 2)
  - Third Quarter 2005 Sales strong growth of 14.3 % (Annex 3)
  - Schneider Electric becomes joint worldwide leader in solid state relays by acquiring Crydom-brand assets (Annex 4)

- Information published in the BALO:
  - Consolidated turnover for the third quarter 2005, BALO n° 128 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Annex 1

Schneider Electric

RECEIVED
2005 NOV -7 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

t.a.c

PHILIPS

Press Release

Philips Lighting and TAC announce European commercial cooperation

Rueil Malmaison October 18th, 2005 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) and TAC, a company of Schneider Electric, today announced that they are to cooperate commercially in Europe. This cooperation will be mutually beneficial, allowing customers to experience complete open and integrated building automation solutions, including advanced lighting.

Both companies have outstanding complementary strengths and use the same interoperable communication standard that they develop in their active participation in the LONMARK® International Association. Through this commercial cooperation, Philips and TAC are seeking to provide property owners and end-users with competitive, innovative and efficient solutions that add value to their respective businesses.

Rene van Schooten, CEO of Philips Luminaires, stated: "We are excited to extend our luminaires position by teaming up with TAC, a world leader in building automation systems. Together with TAC, Philips will be able to offer technologically advanced, user-friendly solutions for greater comfort and energy saving."

Arne Frank, CEO of TAC, commented: "The cooperation with Philips Lighting enables TAC to offer even more comprehensive and complete building solutions and services, now including advanced lighting solutions, thus bringing increased value to our customers. Both companies share the same vision of Open Integrated Interoperable Systems, and we are very excited about the potential that the agreement with Philips brings."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,709 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Investor Relations :
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
alexandre.brunet@schneider-electric.com

Media contact :
Véronique Moine
tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com

www.schneider-electric.com

TAC
Media contact :
Lars-Göran Hallgren
tel. +46 40 38 68 85
lars-goran.hallgren@tac.com

www.tac.com

Philips Lighting
Media contact :
Joël Thomé
tel. +31 40 27 58119
joel.thome@philips.com

www.lightingcontrols.philips.com

About TAC and Schneider Electric

TAC is a leading provider of building automation solutions based on Open Integrated Systems for Building IT. TAC's mission is to provide added value through building environment services for indoor climate, security and use of energy, delivered with advanced technology to end users and property owners throughout the world. With over 80 years of experience in the HVAC, building automation and security arenas, TAC has over 3,700 employees worldwide with partners and branches in 75 countries. TAC's parent company, Schneider Electric, is the world's leading specialist in power, control and building automation, with 85,000 employees worldwide and operations in 130 countries. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets.

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Investor Relations :
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
alexandre.brunet@schneider-electric.com

Media contact :
Véronique Moine
tel. +33 (0)1 41 29 70 76
veronique.moine@schneider-electric.com

www.schneider-electric.com

TAC
Media contact :
Lars-Göran Hallgren
tel. +46 40 38 68 85
lars-goran.hallgren@tac.com

www.tac.com

Philips Lighting
Media contact :
Joël Thomé
tel. +31 40 27 58119
joel.thome@philips.com

www.lightingcontrols.philips.com

Annex 2

Schneider Electric

RECEIVED
2005 NOV -7 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Schneider Electric adds SCADA and MES capabilities to its Industrial Automation offer with an agreement to acquire Citect

Rueil Malmaison, France and Sydney, Australia, October 19, 2005 - Schneider Electric (Euronext: SCHN) and Citect (ASX: CTL) announced today that Schneider Electric's main Australian subsidiary (Schneider Australia) and Citect have signed a Merger Implementation Agreement. Under this agreement, which remains conditional upon the satisfaction of a number of conditions precedent, Schneider Australia will acquire by way of a scheme of arrangement all the shares in Citect. The Enterprise Value of the transaction will be approximately €48 million.

This merger will leverage the long-standing success of both companies. Schneider Electric will benefit from Citect's undisputed strengths in the SCADA market (Supervision, Control And Data Acquisition software) as well as its recent advance into the MES (Manufacturing Execution Systems) field. Similarly, Citect will benefit from Schneider Electric's global reach and ability to deliver complete industrial automation solutions through its worldwide network of partners.

Acquisition Rationale

Citect is one of the largest independent suppliers of Industrial Automation Software in the world, recognized for the innovation, quality and breadth of its offer with:

- More than 100,000 software licences sold to date,
- A network of more than 500 integration partners, providing fully integrated solutions to end users,
- 350 employees in 19 offices, with outstanding market access in Asia Pacific,
- A rich pipeline of innovative new products and cutting edge technology with 20% of software revenues reinvested in development,
- A strong subject matter expertise in 15 vertical applications (including Automotive, Electronics, Oil & Gas, Water & Wastewater, Food & Beverage, Power Utilities, Metals, Mining, Building Materials and Facilities Management).

Citect generated revenues of €38.2 million in 2004. With a strong 17% sales growth over the first 9 months of 2005, Citect is forecasting operating earnings of around €3.6 million (before restructuring costs) for the current year ending 31 December 2005, an increase close to 20% over the corresponding 2004 figure.

Citect has a strong financial position with cash on hand of €2.7m and no debt as at 30 June 2005.

Merlin Gerin
Square D

Investor Relations :
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM

Citect Media Contact
Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Schneider Electric

Press Release *(p. 2)*

Schneider Electric expects to extract synergies from the combination of Citect with its own Industrial Automation business. The integration of Citect's suite of Industrial Automation Software within Schneider Electric's Industrial Automation open architecture system offer will enable both organisations to enhance their ability to offer comprehensive solutions to a wide range of customers in the industrial and infrastructure fields (including end users, OEMs and utilities). This would result in an increased capability to access and respond to new customer needs, while leveraging an extended worldwide network of integration partners.

Further opportunities are also anticipated, such as growth in the MES segment, as this offer will become an element of our customers' strategy of business and manufacturing systems integration. The strong professional service, support and training orientation (with services representing more than 50% of Citect' total revenues) will also contribute to the development by Schneider Electric of services to improve customers' industrial productivity.

Schneider Electric also plans to invest further in order to integrate Citect's software suite as a core component of its Industrial Automation offer and to make sure that its existing customers can migrate to a new solution platform.

Schneider Electric expects the acquisition of Citect to meet its financial criteria, with a Return On Capital Employed around 10% within 3 years from completion.

Russell Stocker, Executive Vice President, Schneider Electric Asia Pacific Operating Division, commented: *"This acquisition clearly signals our commitment to extend our integrated solutions offering to our customers in both the industrial and infrastructure fields, by delivering highly scalable and reliable systems that reduce the client's cost of ownership and improve product quality, therefore ultimately increasing its return on assets. Citect's people represent an exceptional pool of talent. They will bring R&D experience, end-user relationships as well as the understanding of SCADA/MES business model and we look forward to working together to make this strategy a success".*

David Mortimer, Chairman of Citect, added: *"The proposed merger with Schneider Electric is an important development for all our stakeholders. Citect's ability to serve its customers thoroughly and globally will be considerably enhanced with this new development. Citect's board of directors believes that the strategic fit with Schneider Electric will enable Citect's customers, employees and partners to participate in a promising future."*

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Schneider Electric

Press Release (p. 3)

Transaction Details
Under the terms of the Merger Implementation Agreement, Schneider Electric Australia Holdings Pty. Ltd. will pay AU$1.50 in cash for each issued ordinary share of Citect. As required under Australian law, this transaction requires approval by an Australian court and by a vote of Citect's shareholders by a majority which requires at least 75% of votes cast in favour as well as the satisfaction of a number of customary conditions precedent, including regulatory and anti-trust approvals in various jurisdictions. Prior to the completion of the transaction, Citect will pay a cash dividend of AU$0.05 per share. In connection with the transaction, the options and performance rights issued by Citect to senior employees will be addressed consistently with the consideration attributed to the ordinary shares.

The board of directors of Citect has approved the Merger Implementation Agreement and is unanimously recommending the transaction to shareholders (in the absence of a superior offer). Tim Bosher, a founder of Citect and the largest individual shareholder, has granted to Schneider Electric Australia Holdings Pty. Ltd. an option over his 8.3% interest in the company.

Notice to Citect Shareholders
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The scheme of arrangement described in this announcement for the acquisition by Schneider Australia of all the shares in Citect has not commenced. It is expected that a scheme booklet containing information relating to the proposed transaction will be sent to Citect shareholders in November. Citect shareholders are urged to read the scheme booklet and other relevant materials when they become available as they will contain important information. Those materials will be made available to Citect shareholders at no expense to them, and will be available at no charge on the Australian Stock Exchange's website at http://www.asx.com.au/.

Forward-Looking Statements
Statements about the expected effects on Schneider Electric of the acquisition of Citect, statements about the expected timing and scope of the acquisition, statements about estimated synergies and integration costs and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to completion of the proposed transaction, and Schneider Electric's ability to successfully integrate the operations and employees of Citect, as well as the additional factors which are reflected in the annual reports of Schneider Electric for the year ended December 31, 2004 and the annual report of Citect for the year ended December 31, 2004, as well as in their more recent filings with the French and the Australian Stock Exchange. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Schneider Electric

Press Release *(p. 4)*

About Citect

Citect is the leading, independent global provider of industrial automation, real-time intelligence and next generation manufacturing execution systems (MES). Leveraging open technologies, CitectHMI/SCADA and Ampla connect to multiple plant and business systems. Citect's products are complemented by professional services, customer support and training, and sold in numerous industries including mining, metals, food and beverage, manufacturing, facilities, water, gas pipelines, power distribution and pharmaceuticals. Citect is headquartered in Sydney Australia, has 19 offices in Oceania, South-East Asia, China and Japan, North and South America, Europe, Africa and the Middle-East, and its products are distributed in more than 50 countries worldwide.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Annex 3

Schneider Electric

RECEIVED
2005 NOV -7 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Press Release

Third-Quarter 2005 Sales Strong Growth of 14.3%

- **Very strong organic growth in the third quarter: +10.3%**
- **Sustained business in North America**
- **Acceleration of demand in Western Europe**
- **Continued positive momentum in emerging countries**
- **Full year targets revised upwards**

Rueil Malmaison, October 20, 2005 – Sales for the **third quarter** of **2005** totaled **€3,017 million,** up a strong **14.3%** on a current structure and exchange rate basis from the year-earlier period.

On a constant structure and exchange rate basis, sales growth was particularly high at **10.3%** in the third quarter 2005 compared to the same period last year. Acquisitions (PMI, ABS EMEA and Juno Lighting) added €78 million (+3.0%), while the currency effect had a slightly positive impact, adding €28 million (+1.0%).

Schneider Electric **aggregate sales** for the **first nine months** ended **September 30, 2005** rose **10.5%** to **€8,416 million**, representing a **7.8%** increase on a constant structure and exchange rate basis, from the year earlier period.

The breakdown by geographical region was as follows:

€ million	Q3 2005 sales	% Change (constant) quarter	Nine-month 2005 sales	% Change (constant) nine months
Europe	1,396	+7.9%	4,121	+4.5%
North America	820	+11.0%	2,153	+9.1%
Asia-Pacific	554	+12.0%	1,471	+9.6%
Rest of the World	247	+18.5%	671	+22.3%
Total	**3,017**	**+10.3%**	**8,416**	**+7.8%**

Sales growth in July and August was in line with the first half performance and then picked up in September, in a context of rising demand in North America and a number of European countries.

Schneider Electric continued to turn in an excellent performance in the emerging countries in a buoyant environment, with sales for the quarter up 14% overall. These countries now account for nearly 30% of total sales.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Financial Press Release (p. 2)

Sustained growth in all regions

In **Europe**, sales rose **7.9%** during the third quarter 2005, thanks to a gradual upswing in demand in most countries, although the situation remains mixed. The period also benefited from a favorable basis of comparison, due to weak business volume in third-quarter 2004.

Operations in Spain and the United Kingdom continued to enjoy solid growth driven by the buoyant building and infrastructure markets. Industrial spending began to recover in France and economic conditions improved in Italy. That said, invoicing for medium voltage projects remained low in both countries.

Sales improved noticeably in Eastern Europe for the second quarter in a row, rising by more than 15% on the back of strong demand in the industry market and notably a good performance in Russia.

In **North America**, sales rose a highly sustained **11.0%** thanks to the impact of both very favorable market conditions and effective growth plans. Demand was strong across all end markets, with construction in solid expansion and industrial investment on a continued uptrend. The energy management business recorded significant gains, reflecting the growing need for energy efficiency solutions.

In the **Asia-Pacific** region, sales growth remained high at **12.0%**. Sales were again up by more than 10% in China, on a par with the first half, despite a slowdown in industrial investments. This trend was offset by substantial gains of more than 20% on average in South-East Asia and India. Sales also rose in Japan, confirming the upturn in business there.

In the **Rest of the World**, the very positive momentum continued with sales up **18.5%.** Demand was particularly strong throughout South America, fuelled by a high level of investments in the mining, oil, and food and beverage industries. The Middle East's fast-growing economies, buoyed by rising oil prices, drove a sustained expansion in the construction and infrastructure markets.

Annual targets revised upwards

Commenting on the results, Henri Lachmann, Chairman and Chief Executive Officer, noted that: *"Our geographic diversity and development in new activities such as energy management, building automation and ultra terminal allow us to take advantage of all growth opportunities in our markets, offer the broadest possible lineup to customers around the world and gain market share. Assuming current economic and currency conditions, we have again revised our full-year targets upwards, to 7% organic sales growth and 15%-20% increase in operating income."*

****

Schneider Electric's full-year financial results and fourth quarter sales data will be released on February 16, 2006.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 3)*

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through the 13,000 distributors outlets

Appendices

Third-quarter 2005 sales by operating division

€ millions	Sales 3rd quarter 2005	% Change 3rd quarter Constant	Change in structure	Currency effect	% Change 3rd quarter Current
Europe	1,396	+7.9%	+2.4%	-	+10.3%
North America	820	+11.0%	+6.8%	+0.9%	+18.7%
Asia – Pacific	554	+12.0%	-	+2.9%	+14.9%
Rest of the world	247	+18.5%	+0.5%	+3.5%	+22.5%
Total	**3,017**	**+10.3%**	**+3.0%**	**+1.0%**	**+14.3%**

Nine-month 2005 sales by operating division

€ millions	Sales Nine months 2005	% Change Nine months Constant	Change in structure	Currency effect	% Change Nine months Current
Europe	4,121	+4.5%	+1.3%	+0.2%	+6.0%
North America	2,153	+9.1%	+10.4%	-2.8%	+16.7%
Asia – Pacific	1,471	+9.6%	+0.2%	-0.2%	+9.6%
Rest of the world	671	+22.3%	+0.2%	+1.2%	+23.7%
Total	**8,416**	**+7.8%**	**+3.2%**	**-0.5%**	**+10.5%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 4

Schneider Electric

Press release

Schneider Electric becomes joint worldwide leader in solid state relays by acquiring Crydom-brand assets

Rueil Malmaison, France – November 2, 2005 – Schneider Electric announced today the acquisition of US-based Silicon Power Corporation's solid state relay assets, sold under the Crydom brand name, for a total amount of $71 million.

By combining the Crydom assets with its existing offer, notably through Crouzet, Schneider Electric will become the joint worldwide leader in solid state relays.

A major player in semi-conductor switching technology, Crydom is a benchmark brand in solid state relays. It leads the market in the United States, where it generates 60% of total sales, and enjoys strong positions in Europe, especially in the United Kingdom and Germany. In 2005, the solid state relay business is expected to achieve sales of around $30 million and operating profit close to $8 million.

Solid-state technology, which offers high performance in terms of product durability and reduction in energy consumption, is particularly well suited to thermal regulation, lighting management, and noiseless applications in the buildings and machines markets (notably in medical). Solid state relays are technological products, sold through specialized distribution networks, which can meet emerging customer needs for greater comfort and reliability.

For Schneider Electric, the solid state relay business offers significant potential thanks to its dynamism (market growth above 5% a year on average), and strategic fit with the Company's existing operations in Industrial control (worldwide leader in contactors).

Schneider Electric expects to extract synergies from the combination of Crydom's offer and skills with its own solid state relay business, to propose a comprehensive range of products for a broad array of customers around the world, while enhancing its innovation capabilities.

Eric Pilaud, Executive Vice-President Strategic Deployment of Schneider Electric, commented: *"This acquisition will allow us to propose our customers an offer that covers all their global needs for catalog products and customized solutions. Crydom's professional teams and strong expertise in solid state technology are exceptional resources for accelerating our growth in the solid state relay market."*

John Royan, Chairman of Silicon Power Corporation, added: *"This project will help strengthen marketing of Crydom-brand products, in terms of both geographic spread and technological performance. We are convinced that we will offer customers promising opportunities by combining the two activities."*

Subject to regulatory approval and other customary conditions, the transaction should be finalized in the first quarter of 2006.

Schneider Electric expects this acquisition to meet its financial criteria, with a Return On Capital Employed around 10% within 3 years from completion.

Investor Relations
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42

Media Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Press release (p. 2)

About Silicon Power Corporation's solid state relay business

Worldwide leader in North America where it generates 60% of its sales under the brand Crydom, Silicon Power Corporation develops a wide range of solid state relays for the industrial and building markets. Headquartered in San Diego, California, Crydom has its manufacturing and technical operations in Tijuana, Mexico, and employs 450 people.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets.

Schneider Electric:
Giving the best of the New Electric World
to everyone, everywhere at any time

Investor Relations
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89